UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  2)


                       Benz Energy, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)


                           083453209
                         (CUSIP Number)

                              13G
CUSIP No.  083453209
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance US Growth and Income Trust PLC      None
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY

_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    England
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    5,222,930 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    5,222,930 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,222,930 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    8.41%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________

ITEM 1.
    (a)  Name of Issuer.
         Benz Energy, Inc.                                        ("Company")

    (b)  Address of Issuer's principal Executive Offices
         1000 Louisiana, Suite 3950
         Houston, TX 77002

ITEM 2.

    (a)  Name of Person Filing
         Renaissance US Growth and Income Trust PLC               ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
         Dallas, TX 75206-1857

    (c)  Citizenship
         England

    (d)  Title of Class of Securities
         Common Stock

    (e)  CUSIP Number
         None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d) ______ Investment Company registered under section 8 of the Investment
               Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

    (a)  Amount Beneficially Owned:
         On June 18, 1999, the Filer owned 8% Convertible Preferred Stock for $1,600,000 and convertible into common stock at a $0.35 Canadian conversion price. On July 13, 2000, the Filer exchanged $400,000 of the 8% Convertible Preferred Stock for common stock shares of a different entity. Thus based on the closing price of the Canadian spot at July 31, 2000, the Filer had a conversion price of US$0.2355, entitling the Filer to 5,222,930 shares on a fully converted basis.
         The Preferred Stock is convertible within sixty days.

    (b)  Percent of Class 8.41%

    (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:   5,222,930 shares
          (ii) shared power to vote or to direct the vote:   None
         (iii) sole power to dispose or to direct the disposition of:
               5,222,930 shares
          (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 9, 2000      ___________________________________________________
                                    Signature
                          Renaissance US Growth and Income Trust PLC by
                          Renaissance Capital Group, Inc., Investment Manager
                          Russell Cleveland, President
                          ___________________________________________________
                                    Name and Title